EXPENSE LIMITATION AGREEMENT

May 1, 2006

This Expense Limitation Agreement (this “Agreement”) is by and between GE Asset Management Incorporated (“GEAM”) and GE Investments Funds, Inc. (the “Company”), on behalf of the Total Return Fund (the “Fund”).

RECITALS

(A) The Company is an open-end management investment company incorporated under the laws of the Commonwealth of Virginia and registered under the Investment Company Act of 1940, as amended (the “1940 Act”).

(B) The Company comprises several separate investment portfolios, and issues a separate series of shares representing an interest in each investment portfolio. The Fund is one such separate investment portfolio of the Company, and the Company currently offers four classes of shares of the Fund.

(C) GEAM is a Delaware corporation registered as an investment adviser under the Investment Advisers Act of 1940, as amended.

(D) Pursuant to the Investment Advisory and Administrative Agreement dated as of May 1, 1997 between GEAM and the Company (the “Management Agreement”), GEAM provides investment advisory and administrative services to the Fund in exchange for a fee paid by the Company with respect to the Fund at the rate specified in the Management Agreement (the “Management Fee”).

(E) The Company and GEAM have determined that it is appropriate and in the best interests of the Fund, its classes and its shareholders to maintain the expenses of the Fund at the levels specified in Schedule A hereto.

(F) The Company and GEAM desire that the provisions of this Agreement: (1) do not adversely affect the Fund’s status as a “regulated investment company” under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), (2) do not interfere with the Fund’s ability to compute its taxable income under Code Section 852, (3) do not adversely affect the status of the distributions the Fund makes as deductible dividends under Code Section 562, and (4) comply with the requirements of Revenue Procedure 99-40 (or any successor pronouncement of the Internal Revenue Service).

NOW THEREFORE, in consideration of the promises and mutual covenants herein, the parties hereto agree as follows:

1.	Expense Limitation

(a) Operating Expense Limit. During the term of this Agreement, each Fund shall be subject to a limit on operating expenses (the “Operating Expense Limit”) equal to the amount set forth in Schedule A hereto.

(b) Operating Expenses. As used in this Agreement, “Operating Expenses” includes all operating expenses incurred by a Fund, including, but not limited to, the Management Fee. Notwithstanding the foregoing, Operating Expenses do not include:

•

Expenses attributable to specific classes of shares (“Class Expenses”) in accordance with the Company’s Multiple-Class Plan pursuant to Rule 18f-3 under the 1940 Act, as such Multiple Class Plan is in effect from time to time.

•

The following additional expenses: interest, taxes, brokerage commissions, other expenditures that are capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of a Fund’s business.

(c) Application of Operating Expense Limit. To the extent that Operating Expenses in any fiscal year exceed the applicable Operating Expense Limit, GEAM shall be liable to the extent of such excess amount (the “Excess Amount”) as provided in paragraphs (d) and (e) below.

(d) Method of Computation. Each month, GEAM shall calculate the Operating Expenses with respect to each Fund, annualized as of the last day of the month. If the annualized Operating Expenses exceed the applicable Operating Expense Limit, GEAM shall first waive or reduce its Management Fee for such month by an amount sufficient to reduce the annualized Operating Expenses to an amount no higher than the Operating Expense Limit. If the amount of the waived or reduced Management Fee is insufficient to pay the Excess Amount, GEAM shall remit to the Fund an amount that, together with the waived or reduced Management Fee, is sufficient to pay such Excess Amount. Any such amounts remitted to a Fund shall be allocated among the classes of the Fund based on the relative net assets attributable to each class.

(e) Year-End Adjustment. If necessary, within 30 days after the completion of the audit of the Company’s financial statements for such fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the Management Fee waived or reduced and other payments remitted by GEAM to a Fund with respect to the previous fiscal year shall equal the Excess Amount with respect to the previous fiscal year. Any such amounts remitted to a Fund, or repaid by a Fund, shall be allocated among the classes of the Fund based on the relative net assets attributable to each class.

2.	Term and Termination

(a) Term of Agreement. This Agreement will become effective on May 1, 2006 and will continue in effect until the date set forth on Schedule A. This Agreement may be extended upon agreement of the parties, at which time Schedule A shall be amended to reflect the new term.

(b) Termination of Agreement. This Agreement will terminate: (1) upon termination of the Management Agreement, or (2) by the Company, without payment of any penalty, upon sixty (60) days written notice to GEAM.

3.	Amendment

This Agreement may be amended only by a written agreement signed by each of the parties hereto.

4.	Miscellaneous

(a) Successors. This Agreement shall be binding upon the parties hereto, but not upon their transferees, successors and assigns.

(b) Assignment. Neither party may assign the Agreement, or any of the rights, obligations, or liabilities under the Agreement, without the written consent of the other party.

(c) Intended Beneficiaries. No provision of this Agreement shall be construed to give any person or entity other than the parties hereto any legal or equitable claim, right or remedy. The Agreement is intended for the exclusive benefit of the parties hereto.

(d) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but both of which shall together constitute one and the same instrument.

(e) Applicable Law. This Agreement shall be interpreted, construed, and enforced in accordance with the laws of the state of New York, without reference to the conflict of laws principles thereof.

(f) Severability. If any portion of this Agreement shall be found to be invalid or unenforceable by a court or tribunal or regulatory agency of competent jurisdiction, the remainder shall not be affected thereby, but shall have the same force and effect as if the invalid or unenforceable portion had not been part of this Agreement.

(g) Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

(h) Definitions. Any question of interpretation of any term or provision of this Agreement, including, but not limited to, the Management Fee, having a counterpart in or otherwise derived from the terms and provisions of the Management Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to the Management Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

GE INVESTMENTS FUNDS, INC., on behalf of its Total Return Fund

By:	/S/ Michael J. Cosgrove
Name:	Michael J. Cosgrove
Title:	President

GE ASSET MANAGEMENT INCORPORATED

By:	/S/ Matthew J. Simpson
Name:	Matthew J. Simpson
Title:	Senior Vice President

Schedule A

Operating Expense Limits

Fund	Operating Expense Limit	Expiration of Term of Agreement
Total Return	0.32%	April 30, 2009

5